

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/16

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Steven Earl Dreifuss**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

786 Thackery
(No. and Street)

Highland Park	Illinois	60035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Burroughs (312) 432-4483
(Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007
WASH. D.C.
202
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AB 3/19

OATH OR AFFIRMATION

I, Steven Earl Dreifuss affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Steven Earl Dreifuss** as of December 31, 2006 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

Signature

Sole Proprietor
Title

Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income
[x] (d) Statement of Changes in Member's Equity
[x] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[x] (g) Computation of Net Capital
[x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) Independent Auditors' Supplemental Report on Internal Control
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditor's Report on Internal Control Structure.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

STEVEN EARL DREIFUSS
(A Sole Proprietorship)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2006

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To Mr. Steven Earl Dreifuss
Highland Park, Illinois

We have audited the accompanying statement of financial condition of STEVEN EARL DREIFUSS (A Sole Proprietorship) as of December 31, 2006 and the related statements of income, changes in proprietor's capital and cash flows for the year then ended. These financial statements are the responsibility of the Proprietorship's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STEVEN EARL DREIFUSS as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

These financial statements represent solely the options trading accounts of STEVEN EARL DREIFUSS (broker/dealer) as they relate to his Chicago Board Options Exchange market-making activities and do not include his personal accounts or those of any other operation in which he is engaged. Income from the proprietorship is reported, in accordance with the Internal Revenue Code, in the proprietor's Federal income tax return. Accordingly, no income taxes have been recorded in these financial statements.

Schultz & Chez, LLP

Chicago, Illinois
January 31, 2007

STEVEN EARL DREIFUSS
(A Sole Proprietorship)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Securities owned, at market		
Equities	$	10,774,104
Options		2,069,950
Exchange membership, at cost (market value $1,750,000)		210,000
Interest and dividends receivable		8,555
Other asset		10,000
TOTAL ASSETS	$	13,072,609

LIABILITIES AND PROPRIETOR'S CAPITAL

LIABILITIES

Payable to clearing broker	$	7,568,625
Securities sold, not yet purchased, at market value		
Equities		2,148,155
Options		1,385,818
Interest payable		6,188
Total Liabilities		11,108,786
Proprietor's capital		1,963,823
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$	13,072,609

See accompanying notes.

STEVEN EARL DREIFUSS
(A Sole Proprietorship)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

REVENUE		
Proprietary trading	$	926,472
Interest and dividends		134,165
Total Revenue		1,060,637
EXPENSES		
Commissions, floor brokerage and clearing fees		142,017
Interest		186,624
Dividends		29,092
Other		6,132
Total Expenses		363,865
NET INCOME	$	696,772

See accompanying notes.

STEVEN EARL DREIFUSS
(A Sole Proprietorship)

STATEMENT OF CHANGES IN PROPRIETOR'S CAPITAL

YEAR ENDED DECEMBER 31, 2006

Balance at December 31, 2005	$ 2,467,266
Capital withdrawals	(1,200,215)
Net income	696,772
Balance at December 31, 2006	$ 1,963,823

See accompanying notes.

STEVEN EARL DREIFUSS
(A Sole Proprietorship)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES	
Net income	$ 696,772
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase)/decrease in operating assets:	
Securities owned	(7,312,199)
Interest and dividends receivable	(7,179)
Increase/(decrease) in operating liabilities:	
Payable to clearing broker	7,044,815
Securities sold, not yet purchased	773,152
Interest and dividends payable	4,854
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,200,215
FINANCING ACTIVITIES	
Proprietor's capital withdrawals	(1,200,215)
NET CASH USED IN FINANCING ACTIVITIES	(1,200,215)
NET INCREASE IN CASH	-
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ -

Supplemental Cash Flow Information:

Cash payments for interest during the year totaled $181,770.

See accompanying notes.

STEVEN EARL DREIFUSS
(A Sole Proprietorship)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

(1) *NATURE OF THE ACCOUNTS*

STEVEN EARL DREIFUSS (the "Proprietorship") is a registered broker/dealer making markets in exchange-traded options listed on the Chicago Board Options Exchange ("CBOE").

The financial statements have been prepared solely from the accounts of STEVEN EARL DREIFUSS and do not include the personal accounts of the owner or those of any other operation in which he may be engaged.

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Marketable securities owned and sold, not yet purchased, are carried at quoted market values.

Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Proprietorship has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) *INCOME TAXES*

The financial statements do not include a provision for income taxes because the Proprietorship does not incur federal or state income taxes. Instead, income from the proprietorship and the proprietor's income and expenses from other sources are included in his individual income tax return, and are taxed based on his personal tax rates.

(4) *DERIVATIVE FINANCIAL INSTRUMENTS*

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or a combination of these factors. The Proprietorship enters into derivative transactions, including futures and exchange-traded options. Options held provide the Proprietorship with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Proprietorship to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

STEVEN EARL DREIFUSS
(A Sole Proprietorship)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006
(continued)

(4) DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The Proprietorship also trades futures contracts. Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Proprietorship's overall exposure to market risk. The Proprietorship utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. For exchange-traded options, The Options Clearing Corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions. For exchange-traded futures, The Chicago Mercantile Exchange acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

Guarantees

In the normal course of trading activities, the Proprietorship trades and holds certain fair-valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Proprietorship to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. As of December 31, 2006, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Proprietorship's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Proprietorship. The fair values of all written option contracts as of December 31, 2006, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

(5) CONCENTRATION OF CREDIT RISK

A significant credit concentration consisted of a net receivable from a securities broker/dealer of approximately $2.2 million which represents the market value of the Proprietorship's trading account carried by this clearing broker.

(6) REGULATORY MATTERS

As a registered broker/dealer, the Proprietorship is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Proprietorship had a net capital deficit of $(69,365) representing a net capital deficiency of $169,365. Subsequent to year-end, the Company's designated regulatory organization was aware of this deficiency.

SUPPLEMENTARY INFORMATION

STEVEN EARL DREIFUSS
(A Sole Proprietorship)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2006

NET CAPITAL		
Proprietor's capital	$	1,963,823
Non-allowable assets		
Exchange membership, at cost	(	210,000)
Other assets	(	10,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		1,743,823
Haircuts on securities	(	1,578,990)
Undue concentration charges	(	234,198)
NET CAPITAL (DEFICIT)	$ (	69,365)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness, or $100,000)	$	100,000
NET CAPITAL (DEFICIENCY)	$ (	169,365)
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities, less liabilities specifically excludable under Rule 15c3-1	$	0

STEVEN EARL DREIFUSS
(A Sole Proprietorship)

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 INCLUDED IN PROPRIETORSHIP'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2006

Net capital per Proprietorship's Unaudited Form X-17A-5, Part IIA	$ 116,481
Additional undue concentration charges	(188,212)
Audit adjustments, net (Note)	2,366
Net capital per audited report	$ (69,365)

Note: Audit adjustments consisted primarily of accrued income and expenses not included on the FOCUS Report as originally filed.

STEVEN EARL DREIFUSS
(A Sole Proprietorship)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Proprietorship is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Mr. Steven Earl Dreifuss
Highland Park, Illinois

In planning and performing our audit of the financial statements, as they relate solely to the securities trading accounts of the Chicago Board Options Exchange market-maker activities of STEVEN EARL DREIFUSS, (A Sole Proprietorship) broker-dealer ("DREIFUSS") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by DREIFUSS, that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by DREIFUSS in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because DREIFUSS does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of DREIFUSS is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which DREIFUSS has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we considered to be a material weakness as defined above. The condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements for the year ended December 31, 2006 and this report does not affect our report thereon dated. We noted a weakness in the accounting system which contributed materially to erroneous computations of DREIFUSS'S net capital pursuant to Rule 15c3-1. DREIFUSS excluded certain securities positions from its calculation of undue concentration charges. The effect of failing to calculate undue concentration charges on such securities resulted in a substantial overstatement of net capital and accordingly, presented DREIFUSS as being in compliance with its net capital requirement when, in fact, it was significantly deficient at December 31, 2006 and for a period of time before and after such date.

Our review indicated that DREIFUSS, although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2006, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the DREIFUSS's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Chicago Board Options Exchange, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schultz & Chez, LLP

Chicago, Illinois
January 31, 2007

END